FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Sub.: Appointment of Mr. Girish Chandra Chaturvedi as an independent Director and proposal for appointment of Mr. Chaturvedi as non-executive part-time Chairman subject to regulatory approvals

The Bank has made the below announcement to the Indian stock exchanges:

This is to inform you that the Board of Directors of ICICI Bank at its Meeting held today appointed Mr. Girish Chandra Chaturvedi (DIN:00110996) as an Additional (Independent) Director effective July 1, 2018 for a period of 3 years subject to the approval of shareholders. The term of office of Mr. M. K. Sharma expires on June 30, 2018. The Board also approved the appointment of Mr. Girish Chandra Chaturvedi as non-executive part-time Chairman effective from July 1, 2018 or the date of receipt of RBI approval for such appointment whichever is later in the vacancy caused by cessation of term of Mr. M.K. Sharma (Independent Director & Chairman).

The Board is extremely pleased with this development and believes that Mr. Chaturvedi will provide maturity and sagacity to the deliberations of the Board. This would also ensure a seamless and smooth transition of leadership at the Board and would address stakeholder concerns in this behalf.

We affirm that Mr. Girish Chandra Chaturvedi is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

The information pursuant to Regulation 30(2) of the Listing Regulations, 2015 is enclosed.

Reason for change	Appointment
Date of appointment	• Additional and Independent Director effective July 1, 2018 • Non-executive part-time Chairman effective from July 1, 2018 or the date of receipt of approval from RBI whichever is later
Brief Profile	Attached as annexure
Disclosure of relationships between directors	He is not related to any other director of the Bank.

You are requested to please take the above changes on record.

Girish Chandra Chaturvedi

Service and Cadre	Indian Administrative Services (UP-1977); retired in January 2013 as Secretary Ministry of Petroleum and Natural Gas
Education	M.Sc. Social Policy and Planning in Developing Countries, London School of Economics, University of London, United Kingdom M.Sc. Physics, University of Allahabad
Professional Experience

Rich and wide experience of more than 40 years.

WDRA

Chairman, and Member, Warehousing Development and Regulatory Authority of India (post retirement from the Indian Administrative Service)

Indian Administrative Service

Served in Government of India at various levels (Secretary, Additional Secretary, Joint Secretary) across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.

Key positions: Secretary Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts) Organizing Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare.

Served in the State Government of Uttar Pradesh in various capacities at important positions, including, Secretary to Chief Minister, Secretary Family Welfare, Additional CEO Greater NOIDA Industrial Development Authority, Trade Tax Commissioner, Managing Director UP State Spinning Company and District Magistrate/Collector at Muzzafarnagar, Saharanpur and Meerut.

Directorship across various companies

Served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd and Oil Industries Development Board.

Served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, IDBI Bank Ltd, IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 29, 2018	By:	/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager